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16003738

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 03 2016 REGISTRATIONS BRANCH 16

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26089

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JonesTrading Institutional Services LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32133 Lindero Canyon Road, Suite 208
(No. and Street)

Westlake Village	California	91361
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Trent McNair (818) 879-8478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Trent McNair, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JonesTrading Institutional Services LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

See CA Jurat SO

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________

6 ______________________________ ______________________________
Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 23 day of Feb, 2016, by
(1) Trent McNair
(and (2) N/A),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________________________
Signature of Notary Public
Susan Cook

SUSAN COOK
Commission # 2131007
Notary Public - California
Los Angeles County
My Comm. Expires Nov 17, 2019

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Audit **Document Date:** ______

Number of Pages: ____ **Signer(s) Other Than Named Above:** ______

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JonesTrading Institutional Services LLC and Subsidiaries
For the Year Ended December 31, 2015

JonesTrading Institutional Services LLC and Subsidiaries

Consolidated Financial Statement and Supplemental Information

Year Ended December 31, 2015

Contents

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of JonesTrading Institutional Services LLC

We have audited the accompanying consolidated statement of financial condition of JonesTrading Institutional Services LLC and Subsidiaries as of December 31, 2015 that is filed, pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statement. JonesTrading Institutional Services LLC and Subsidiaries' management is responsible for this financial statement. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial condition of JonesTrading Institutional Services LLC and Subsidiaries as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, NY
February 23, 2016

JonesTrading Institutional Services LLC and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2015

Assets	
Cash (including approximately $435,000 on deposit with clearing brokers)	$ 3,848,270
Cash equivalents	18,452,152
	22,300,422
Due from brokers	17,116,343
Commission and other receivables	2,836,589
Prepaid expenses	1,078,943
Leasehold improvements and equipment, net	1,859,024
Other assets	8,202,974
Total assets	$ 53,394,295
Liabilities and members' equity	
Trade accounts payable	$ 4,342,283
Accrued compensation payable	14,998,342
Accrued owners' distributions	2,345,882
Accrued profit-sharing	1,161,125
Accumulated rent obligation	368,966
Accrued income taxes	482,260
Total liabilities	23,698,858
Members' equity	46,580,660
Accumulated other comprehensive loss	(1,035,880)
Less: notes receivable due from members	(15,849,343)
Total members' equity	29,695,437
Total liabilities and members' equity	$ 53,394,295

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization

Nature of Business

JonesTrading Institutional Services LLC (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).The Company is engaged in providing services as an institutional broker-dealer to its customers throughout the United States of America and Canada. The Company maintains its corporate office in Westlake Village, California, and branch offices throughout the United States of America. JonesTrading International Limited (JTIL), a wholly owned subsidiary, is located in London, England, and provides services throughout Europe. JonesTrading Canada, Inc. (JTC) another wholly owned subsidiary of the Company is incorporated in British Columbia, Canada and has its primary office in Toronto, ON.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statement includes the accounts of its wholly owned subsidiaries and all significant intercompany transactions and accounts have been eliminated in consolidation for the financial statement presentation.

Basis of Presentation and Use of Estimates

The preparation of consolidated financial statement in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect certain amounts reported in the consolidated financial statement and accompanying notes. Significant estimates include the fair value of stock-based compensation and allowance for receivables.

Management believes that the estimates utilized in preparing its consolidated financial statement are reasonable. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the consolidated financial statement, cash and cash equivalents consist primarily of cash on deposit, money market accounts, and investment-grade commercial paper, all of which have original maturities of three months or less. Interest income on cash equivalents

2. Summary of Significant Accounting Policies (continued)

is recognized on an accrual basis. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

Soft Dollar Programs

The Company permits institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as soft-dollar arrangements. The Company accounts for soft dollar expenses on an accrual basis. An accrued soft-dollar research payable of $2,381,256 is classified as trade accounts payable in the consolidated statement of financial condition. The funds do not represent "customer funds" of the relevant customers or "funds carried for the account of" the relevant customers as defined in Rule 15c3-3 of the Securities Exchange Act.

Due from Brokers

Due from brokers consists of amounts due to the Company from clearing agents. Management evaluates collectability of receivables periodically and adjusts the balance to the amount it expects to collect. Management believes its risk of loss on currently recorded receivables is minimal and accordingly no allowance for doubtful accounts has been provided.

Commissions and Other Receivables

Commissions and other receivables consist primarily of amounts due to the Company in relation to options transactions that are billed at month-end. Management evaluates collectability of receivables periodically and adjusts the balance to the amount it expects to collect. Management believes its risk of loss on currently recorded receivables is minimal and accordingly no significant allowance for doubtful accounts has been provided.

Income Taxes

The Company is a flow-through entity for federal tax and state purposes and provides its unit holders with federal and state K-1 statements annually. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying consolidated financial statement. The Company files state returns in various states. Some state and local jurisdictions apply an income tax to unincorporated entities.

2. Summary of Significant Accounting Policies (continued)

The Company's subsidiary JTC is incorporated as a private corporation and pays Canadian federal and provincial taxes. The company's subsidiary JTIL is a disregarded entity for U.S. income tax purposes. It is a corporation for U.K. income tax purposes and files a U.K. corporate tax return. The company has a full valuation allowance on any deferred tax asset that would be recorded.

The Company recognizes the tax benefit of uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by a tax authority. Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statement, nor has the Company been assessed interest or penalties by any major tax jurisdictions. The Company's evaluation was performed for all tax years ending December 31, 2015. Tax years 2012 through 2014 are subject to examination by state taxing authorities.

Foreign Currency

The financial position and results of operations of the Company's foreign wholly owned Subsidiary, JonesTrading Canada Inc., are measured using the Canadian Dollar as the local currency. The financial position and results of operations of JonesTrading International Limited, are measured using the Pound Sterling as the local currency. Assets and liabilities have been translated at the rates of exchange on the balance sheet dates. Revenues and expenses for the years ended December 31, 2015 have been translated into U.S. dollars at average exchange rates prevailing during the years. The resulting foreign currency translation adjustments are recorded as other comprehensive income in the accompanying consolidated financial statement.

As of December 31, 2015, the exchange rate between U.S. Dollars and Canadian Dollars was U.S. $1.00 = CAD 1.3872, and the weighted average exchange rate for the year then ended was U.S. $1.00 = CAD 1.2789. As of December 31, 2015, the exchange rate between U.S. Dollars and Pound Sterling was U.S. $1.00 = GBP 0.6756, and the weighted average exchange rate for the year then ended was U.S. $1.00 = GBP 0.6554.

Gains and losses from foreign currency exchange transactions such as those resulting from exchanges of foreign currency are included in the Consolidated Statement of Income and Comprehensive Income.

3. Fair Value

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

- Level 1 -Inputs use quoted unadjusted prices in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 -Fair value measurements use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 -Inputs that are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

The inputs or methodology used for valuing assets and liabilities are not necessarily an indication of the risk associated with investing in those assets and liabilities.

Certain financial instruments are carried at cost on the Statement of Financial Condition, which approximates fair value due to their short-term, highly liquid nature. These instruments are classified as Level 1.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

Assets at Fair Value at December 31,2015					
		Level 1	Level 2	Level 3	Total
Money Market Mutual Funds		$18,371,822	$ --	$ --	$18,371,822
Marketable Securities		35,953	--	--	35,953
Total		$18,407,775			$18,407,775

As of December 31, 2015 Money Market Mutual Funds of $18,371,822 and Marketable Securities of $35,953 were included in Cash Equivalents and Other Assets respectively in the consolidated statement of financial condition. There were no transfers between Levels 1, 2, and 3 and at December 31, 2015, the Company did not hold any Level 2 or 3 assets or liabilities.

4. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), and has elected the basic method allowed by Rule 15c3-1. This requires the Company to maintain a net capital equal to the greater of $250,000 plus minimum capital requirements for all subsidiaries or 6.67% of the aggregate indebtedness. At December 31, 2015, the Company's net capital was $22,640,148, which was $20,913,554 in excess of this requirement.

Under its rules, FINRA may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, dividend payments and other equity withdrawals by the Company are subject to certain notification and other provisions of the SEC and FINRA rules. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

5. Fully Disclosed Clearing Agreement

During 2015, the Company and JTIL cleared all customer transactions through its fully disclosed agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated, a New York Stock Exchange member firm, and, therefore, the Company operates pursuant to exemptions contained in Rule 15c3-3 of the Securities and Exchange Act of 1934. At December 31, 2015, due from broker was $14,485,332, which consists of cash. JTC cleared all customer transactions through its fully disclosed agreement with Fidelity Clearing Canada ULC, a Toronto Stock Exchange member firm. At December 31, 2015, the due from broker was $2,631,011, which consists of cash.

6. Notes Receivable

At December 31, 2015, notes receivable amounted to $15,849,343, which includes $1,502,087 of loans from the Company to employees to purchase stock in Jones & Associates (J&A). Loans from the Company to employees to purchase stock in J&A are reported as a reduction of members' equity. The majority of the notes are full-recourse promissory notes bearing interest at approximately 1.73% and are collateralized by the stock purchased. Principal and interest are paid through owners' distributions of income on a monthly basis.

On July 31, 2014 the Company made a loan in the amount of $3,000,000 to J&A. The loan is due in full three years from the date of the loan, and bears interest at six month LIBOR plus 1%. Loans from the Company to J&A are reported as a reduction of members' equity.

7. Retirement and Deferred Compensation Plans

Retirement Plan

The Company provides a 401(k) deferred compensation retirement plan to both hourly and salaried employees. Any employee who has completed six months of service shall be eligible to participate. An eligible employee shall become a participant effective as of the first day of the month following the date that the employee met the eligibility requirements, as previously discussed.

The Company also makes profit-sharing contributions to the accounts of employees. For the year ended December 31, 2015, the Company contributed 4% of salaries for certain non-highly compensated employees to the plan and up to $31,800 to the account of certain highly compensated participants. The contribution rate is variable and is determined by the Company on an annual basis. The total contributions to be made for the year ended December 31, 2015, were $1,161,125.

Deferred Compensation Plan

On July 1, 2008, the Company implemented a deferred compensation plan (the Plan). The Plan is intended to provide certain employees the opportunity to defer compensation on a pretax basis. Participants have the ability to allocate their deferrals among a number of investment options and may receive their benefits at termination, retirement, or "in service" either in a lump sum or in quarterly installments over 5, 10, or 15 years. The Company's contributions into this Plan are discretionary and may be granted to key employees annually based on the employee's performance. Participants generally vest in Company contributions over a three-to-four-year period. The deferred compensation liability for the year ended December 31, 2015, was $10,483,285 and is included in accrued compensation payable.

Company-Owned Life Insurance (COLI) Policies

The Company purchased COLI contracts insuring employees eligible to participate in the deferred compensation plan. The gross cash surrender value of these contracts was $8,167,021 and is included in other assets in the accompanying consolidated statement of financial condition as of December 31, 2015. There were no outstanding policy loans as of December 31, 2015. Management intends to use the future death benefits from these insurance contracts to fund the deferred compensation agreements; however, there may not be a direct correlation between the timing of the future cash receipts and disbursements under these arrangements.

8. Leases

The Company leases office space and equipment under non-cancelable operating lease agreements which expire on various dates through 2021. At December 31, 2015, the future minimum obligations under these agreements were as follows:

Year ended December 31:	
2016	$ 2,209,546
2017	1,876,459
2018	1,332,993
2019	1,031,016
Thereafter	906,575
Total	$ 7,356,589

Certain leases contain renewal options and escalation clauses, the latter of which are factored into future minimum lease commitments.

9. Members' Equity

At December 31, 2015, the Company's equity consists of units of the Company, of which there are 30,000,000 units authorized and 25,280,772 units outstanding. Approximately 93.4% of these units are owned by J&A. The remaining units are owned by current and former employees.

Under state law and the Company's operating agreement, members cannot be liable for more than their original capital contribution.

On March 31, 2007, the amended its Operating Agreement to authorize 1,500,000 Profits Participating Units (PPUs), which permit the holder to participate in all future profits of the Company. PPUs have no value on the date they are granted. The Company records the share of the Company's profits earned by the PPUs as compensation expense. If an employee terminates his or her employment with the Company, the PPUs are repurchased at the PPU capital balance. The total capital balance of all PPUs at December 31, 2015, was $0. The carrying value of the PPUs approximates the fair value.

10. Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company enters into various equity transactions as the agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk.

The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. All trades outstanding at December 31, 2015, settled in a timely manner, resulting in no exposure to unsettled transactions as of December 31, 2015. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

11. Leasehold Improvements and Equipment

Leasehold improvements and equipment are recorded at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the various classes of assets, furniture and equipment (seven years), data processing equipment (five years), and leasehold improvements (over the lease term). The Company also capitalizes qualified expenses related to software and project development. In the current year, no such assets are included in the data processing equipment class.

A summary of the Company's property and equipment as of December 31, 2015, is as follows:

Furniture and fixtures	$ 3,395,408
Data processing equipment	4,179,608
Leasehold improvements	5,080,132
	12,655,148
Less: accumulated depreciation	10,796,124
Leasehold improvements and equipment, net	$ 1,859,024

12. Commitments and Contingencies

Litigation

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no litigations against the Company.

12. Commitments and Contingencies (continued)

Certain conditions may exist as of the date the consolidated financial statement is issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's consolidated financial statement. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company's business and financial position.

Indemnifications

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities. Through indemnification provisions in agreements with clearing organizations, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

13. Subsequent Events

The Company evaluates subsequent events for recognition and disclosure through the date this financial statement is available to be issued.

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Members
of JonesTrading Institutional Services LLC and Subsidiaries

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by JonesTrading Institutional Services LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authority or other specified parties, solely to assist you and the other specified parties in evaluating JonesTrading Institutional Services LLC's compliance with the applicable instructions of Form SIPC-7. JonesTrading Institutional Services LLC's management is responsible for JonesTrading Institutional Services LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [bank statement, Excel spreadsheets calculating the annual assessment and the accrued expense assessment, and traced the accrued expense to the trial balance], noting an under accrual of $546;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared the adjustments reported in Form SIPC-7 with supporting schedules and working papers [Excel spreadsheet reconciling the adjustments to the trial balance], noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules [Excel spreadsheets calculating the annual assessment and the accrued expense assessment] supporting the adjustments noting no differences; and

5. Noted there was no overpayment applied to the current assessment when compared with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

New York, NY
February 23, 2016